UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

 (Check One)  [X] Form 10-K and Form 10-KSB[ ] Form 20-F [ ] Form 11-K
              [ ] Form 10-Q and Form 10-QSB[ ] Form N-SAR

               For Period Ended: December 31, 2001

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:_______________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If  the  notification relates to a portion of the filing  checked above,
identify  the Item(s) to which the notification  relates:   N/A


                             PART 1
                     REGISTRANT INFORMATION


Full Name of Registrant:      MLM World News Today, Inc

Former Name if Applicable:    Global-Link Enterprises, Inc.


              Address of Principal Executive Office

             Street and Number:  6370 Lusk Blvd., Suite F103
      City, State and Zip Code:  San Diego, CA 92121


                             PART II
                     RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)



-PAGE-



[X]       (a)      The reasons described in reasonable detail  in
                   Part III of this form could not be eliminated without unreasonable effort or expense;

[  ]      (b)      The subject annual report, semi-annual report,
                   transition report on Form 10-K, Form 20-F, 11-K,
                   Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]       (c)     The accountant's statement or other  exhibit
                   required by RULE 12b-25(c) has been attached if applicable.

                            PART III
                            NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

     The Registrant was unable to file its Annual Report on Form 10-K for the period ended December 31, 2001 in a timely manner due to a miscalculation by a west coast employee, who was responsible for filing the Report, of the time necessary for final preparation of the Report and the edgar submission to be transmitted to the SEC. The filing was accepted at 8:47 a.m. the morning after its due date.

                             PART IV
                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


  Paul Harbison             (858)                 362-3695
  --------------         -----------         -------------------
      (Name)             (Area Code)         (Telephone Number)


(2)      Have all other periodic reports required under Section
         13 or 15(d) of the Securities Exchange Act of 1934 or
         Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

         If the answer is no, identify report(s).  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



-PAGE-



                   MLM World News Today, Inc.
          (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

               Date: March 23, 2002
                                        By: /s/ Paul Harbison
                                           -------------------
                                        Name:   Paul Harbison
                                        Title:  Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

     Intentional  misstatements or omissions of  fact  constitute
Federal criminal violations (See U.S.C. 1001).

                      GENERAL INSTRUCTIONS

1. This form is required by RULE 12b-25 (17CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).



-PAGE-